TERRY M. SCHPOK, P.C.
(214) 969-2870 / Fax: (214) 969-4343
tschpok@akingump.com
April 19, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561
Attn:     Mr. Max A. Webb

Re:	Cinemark Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed February 1, 2007
File No. 333-140390
Dear Mr. Webb:
On behalf of Cinemark Holdings, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140390, filed on February 1, 2007 (the “Registration Statement”).
The Registration Statement has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated April 18, 2007 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement. Page references in the following responses to the Staff’s comments refer to pages of the Amendment.
Unaudited Pro Forma Condensed Consolidated Financial Information, page 25
1.	Comment. Reference is made to the material subsequent events as disclosed in notes 24 (page F-46) and 26 (page F-48). With respect to the February 2007 completion of the initial public offering of National CineMedia LLC (“NCM”), we note your ownership decreased from 25% to a 14% interest. Previously, you accounted for your investment in NCM on an equity basis and the impact on the 2006 historical consolidated financial statements for this investment resulted in a significant impact on results of operations. However, we presume that your present investment interest at 14% in NCM will provide a change in accounting for this investment to the cost method under the guidance in

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
APBO No. 18. In addition, we note the cash tender offer to repurchase $332,066 million of 9% senior subordinated notes on March 20, 2007 and April 3, 2007, respectively. As both of these transactions will appear to materially impact the company’s results of operations, the pro forma condensed consolidated statement of operations for the year ended December 31, 2006 should provide investors with information about the continuing impact of how these events might have affected the historical consolidated financial statements. Refer to the guidance in Rule 1 1-01(a)(8) of Regulation S-X on the consummation of other material events or transactions that have occurred or is probable.

Response. Although the Company’s ownership interest in NCM LLC was reduced from approximately 25% to 14% following the February 13, 2007 initial public offering of NCM LLC’s parent, NCM Inc., the Company believes that the equity method of accounting is appropriate because the Company continues to have the ability to exercise significant influence over NCM LLC as a founding member, as described below.

Pursuant to a director designation agreement between the Company and NCM Inc., so long as the Company owns at least 5% of NCM LLC’s issued and outstanding common membership units, the Company will have the right to designate a total of two nominees to the ten-member board of directors of NCM Inc. who will be voted upon by NCM Inc.’s stockholders.

NCM Inc. has agreed to use its best efforts to assure that each director designee is included in the board’s slate of nominees submitted to its stockholders for election of directors and in the proxy statement prepared by management in connection with soliciting proxies for every meeting of its stockholders called with respect to the election of members of the board.

At any time a vacancy occurs because of the death, disability, resignation or removal of a director designee of the Company, then the board of NCM Inc., or any committee thereof, will not vote, fill such vacancy or take any action enumerated below until such time that (i) the Company has designated a successor director designee and the board has filled the vacancy and appointed such successor director designee, (ii) the Company fails to designate a successor director designee within 10 business days of such vacancy, or (iii) the Company has specifically waived its rights to designate a successor director designee under the director designation agreement and has consented to the board, or any committee thereof, taking a vote on such enumerated actions prior to the board filling the vacancy with a successor director designee.

At any time that the Company shall have any rights of designation under the director designation agreement, NCM Inc. will not take any action to change the size of NCM Inc.’s board from ten.

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
So long as the Company beneficially owns at least 5% of NCM LLC’s issued and outstanding common membership units, approval of at least 90% of the directors then in office (provided that if the board has less than ten directors, then the approval of at least 80% of the directors then in office) will be required before NCM Inc. may take any of the following actions or NCM Inc., in its capacity as sole manager of NCM LLC, may authorize NCM LLC to take any of the following actions:
•	assign, transfer, sell or pledge all or a portion of the membership units of NCM LLC beneficially owned by NCM Inc.;

•	acquire, dispose, lease or license assets by NCM Inc. or NCM LLC or enter into a contract to do the foregoing, in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate value (as determined in good faith by the board) exceeding 20% of the fair market value of the business of NCM LLC operating as a going concern (as determined in good faith by the board);

•	merge, reorganize, recapitalize, reclassify, consolidate, dissolve, liquidate or enter into a similar transaction;

•	incur any funded indebtedness (including the refinancing of any funded indebtedness) or repay, before due, any funded indebtedness (other than a working capital revolving line of credit) with a fixed term in either case, in a single transaction or in two or more transactions (related or unrelated) in an aggregate amount in excess of $15 million per year;

•	issue, grant or sell shares of common stock or rights with respect to common stock, except in connection with NCM Inc.’s equity incentive compensation plans or any conversion or exchange of NCM LLC membership units in accordance with the NCM LLC operating agreement;

•	issue, grant or sell any NCM Inc. preferred stock or rights with respect to preferred stock;

•	authorize, issue, grant or sell additional NCM LLC membership units or rights with respect to membership units (except as otherwise permitted in the common unit adjustment agreement or NCM Inc.’s equity incentive compensation plans);

•	amend, modify, restate or repeal any provision of NCM Inc.’s certificate of incorporation or bylaws or the NCM LLC operating agreement;

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
•	enter into, modify or terminate certain contracts not in the ordinary course of business of the type specified in Item 601(b)(10)(i) of Regulation S-K;

•	except as specifically set forth in the NCM LLC operating agreement, declare, set aside or pay any redemption of, or dividends with respect to membership interests, payable in cash, property or otherwise;

•	amend any material terms or provisions (as defined in the Nasdaq rules) of NCM Inc.’s equity incentive plan or enter into or consummate any new equity incentive compensation plan;

•	make any change in the current business purpose of NCM Inc. to serve solely as the manager of NCM LLC or any change in the current business purpose of NCM LLC to provide the services as set forth in the exhibitor services agreements; and

•	approve any actions relating to NCM LLC that could reasonably be expected to have a material adverse tax effect on the founding members.
If any director designee to the NCM Inc. board designated by the Company is not appointed to the NCM Inc. board, nominated by NCM Inc. or elected by NCM Inc.’s stockholders, as applicable, then the Company (so long as the Company continues to own 5% of NCM LLC’s issued and outstanding common membership units) will be entitled to approve the following actions of NCM LLC:
•	approving any budget or any amendment or modification of the budget;

•	incurring any indebtedness or entering into or consummating any other financing transaction that is not provided for in the budget;

•	entering into or consummating any agreements or arrangements involving annual payments by NCM LLC (including the fair market value of any barter) in excess of $5 million (subject to annual adjustment based on the Consumer Price Index), except as otherwise provided in the budget, or any material modification of any such agreements or arrangements;

•	entering into or consummating any agreements or arrangements involving annual receipts (including the fair market value of any barter) in excess of $20 million (subject to annual adjustment based on the Consumer Price Index), or any material modification of any such agreements or arrangements;

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
•	except as contemplated herein, declaring, setting aside or paying any redemption of, dividends on, or the making of any other distributions in respect of, any of its membership units or other equity interests in NCM LLC, as the case may be, payable in cash, stock, property or otherwise, or any reorganization or recapitalization or split, combination or reclassification or similar transaction of any of its units, limited liability company interests or capital stock, as the case may be;

•	amending any provision of the third restated LLC operating agreement to authorize, or to issue, any additional membership units or classes of units or other equity interests and the designations, preferences and relative, participating or other rights, powers or duties thereof;

•	hiring or terminating the employment of the chief executive officer, chief financial officer, chief technology officer or chief sales and marketing officer of NCM LLC, or the entering into, amendment or termination of any employment, severance, change of control or other contract with any employee who has a written employment agreement with NCM LLC;

•	changing the purposes of NCM LLC, or the provision by NCM LLC of any services beyond the scope of the services defined in the exhibitor services agreements, or services outside of the United States or Canada;

•	entering into any agreement with respect to or the taking of any material steps to facilitate a transaction that constitutes a change of control of NCM LLC or a proposal for such a transaction;

•	leasing (as lessor), licensing (as licensor) or other transfer of assets (including securities) (x) having a fair market value or for consideration exceeding $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, or (y) to which the revenue or the profits attributable exceed $10 million (subject to annual adjustment based on the Consumer Price Index), taken as a whole, in any one transaction or series of related transactions, in each case, determined using the most recent quarterly consolidated financial statement of NCM LLC;

•	entering into any agreement with respect to or consummating any acquisition of any business or assets having a fair market value in excess of $10 million (subject to annual adjustment based on the Consumer Price Index) taken as a whole, in any one transaction or series of related transactions, whether by purchase and sale, merger, consolidation, restructuring, recapitalization or otherwise;

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
•	settling claims or suits in which NCM LLC is a party for an amount that exceeds the relevant provision in the budget by more than $1 million (subject to annual adjustment based on the Consumer Price Index) or where equitable or injunctive relief is included as part of such settlement;

•	entering into, modifying or terminating any material contract or transaction or series of related transactions (including by way of barter) between (x) NCM LLC or any of its subsidiaries and (y) any member or any affiliate of any member or any person in which any founding member has taken, or is negotiating to take, a material financial interest, in each case, other than relating to the purchase or sale of products or services in the ordinary course of business of NCM LLC;

•	entering into any agreement for NCM LLC to provide to any new member or affiliate of any new member any services similar to those set forth in the exhibitor services agreement, or admitting to NCM LLC any new member;

•	entering into, modifying or terminating any agreement for NCM LLC to provide any services to any person (other than a member or affiliate of a member), that requires capital expenditures or guaranteed payments in excess of $1 million annually (subject to annual adjustment based on the Consumer Price Index);

•	dissolution of NCM LLC; the adoption of a plan of liquidation of NCM LLC; any action by NCM LLC to commence any suit, case, proceeding or other action (i) under any existing or future law of any jurisdiction relating to bankruptcy, insolvency, reorganization or relief of debtors seeking to have an order for relief entered with respect to NCM LLC, or seeking to adjudicate NCM LLC as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding up, liquidation, dissolution, composition or other relief with respect to NCM LLC, or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for NCM LLC, or for all or any material portion of the assets of NCM LLC, or making a general assignment for the benefit of the creditors of NCM LLC;

•	approving any significant tax matters;

•	valuation determinations to be made under the third restated LLC operating agreement;

•	amending or changing certain provisions of the third restated LLC operating agreement; and

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
•	any expenditure by NCM LLC to replace, upgrade or modify any equipment or software owned by any of the founding members or their affiliates.
Accordingly, the Company’s rights to designate board members, as well as the various approval rights discussed above, afford the Company substantial influence regarding NCM LLC.

With respect to the Company’s plans to continue to account for its 14% ownership of NCM under the equity method of accounting, the Company has revised its disclosure in Footnote 1 to the consolidated financial statements on page F-7 with respect to its Principles of Consolidation as follows:

“Those subsidiaries of which the Company owns less than 20% are generally accounted for as affiliates under the cost method, unless the Company is deemed to have the ability to exercise significant influence over the affiliate, in which case the Company would account for its investment under the equity method.”

In addition, the Company has provided additional disclosure in Footnote 6 to the consolidated financial statements on page F-20, to read as follows:

“Subsequent to NCM Inc.’s initial public offering, the Company will continue to account for its investment in NCM under the equity method of accounting due to its continued ability to exercise significant influence over NCM. The Company has substantial rights as a founding member, including the right to designate a total of two nominees to the ten-member board of directors of NCM Inc., the sole manager. So long as the Company owns at least 5% of NCM’s membership interests, approval of at least 90% (80% if the board has less than 10 directors) will be required before NCM, Inc. may take certain actions including but not limited to mergers and acquisitions, issuance of common or preferred shares, approval of NCM’s budget, incurrence of indebtedness, entering into or terminating material agreements, and modifications to its articles of incorporation or bylaws. Additionally, if any of the Company’s director designees are not appointed to the board of directors of NCM, Inc., nominated by NCM, Inc. or elected by NCM, Inc.’s stockholders, then the Company (so long as the Company continues to own at least 5% of NCM’s membership interest) will be entitled to approve certain actions of NCM including without limitation, approval of the budget, incurrence of indebtedness, consummating or amending material agreements, approving dividends, amending the NCM operating agreement, hiring or termination of the chief executive officer, chief financial officer, chief technology officer or chief marketing officer of NCM and the dissolution or liquidation of NCM.”

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
In addition, please see the Company’s response to Comment 2 below.

2.	Comment. In this regard, please provide an additional separate column in the pro forma statement that details the statement of operations impact on (i) the change in accounting method for the investment in NCM at the 14% ownership interest level; and (ii) the repurchase of the material amount of 9% senior subordinated notes. The adjustments for these two events should be referenced to separate notes that fully explain the adjustments and any computations thereof. With respect to the pro forma balance sheet, you can furnish a separate condensed consolidated pro forma balance sheet as of December 31, 2006 impacting the adjustments for these two events. Alternatively, we would not object to a separate note that fully provides a narrative description of these events with the amount of impact on all balance sheet accounts, if there is a limited number of adjustments and those adjustments are easily understood under the guidance in Rule 11- 02(b)(1) of Regulation S-X. However, disclosure in the notes would require all historical, pro forma and changes (adjustments) in amounts for all balance sheet accounts impacted by these two material subsequent events. Furthermore, please revise your heading to the pro forma statements to state that the pro forma statements also include the impact of these subsequent events with appropriate description, thereof Please revise accordingly.

Response. Based on the Company’s response to Comment 1, the Company respectfully submits that a separate column for the change in accounting method related to the change in investment in NCM is not necessary. With respect to the repurchase of the material amount of 9% senior subordinated notes, the Company has added the following additional disclosure to the introductory paragraph of the “Unaudited Pro Forma Condensed Consolidated Financial Information” on page 25.

“The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 do not give effect to the repurchase of approximately $332,066 aggregate principal amount of Cinemark USA, Inc.’s 9% senior subordinated notes as discussed in Note 7 to the unaudited pro forma condensed consolidated financial information.”

In addition, the Company has added the following additional disclosure to the end of Note 7 under “Notes to Unaudited Pro Forma Condensed Consolidated Financial Information” on page 28.

“Subsequent to December 31, 2006, Cinemark USA, Inc. repurchased $332,066 aggregate principal amount of its 9% senior subordinated notes with the proceeds from the NCM transactions and cash on hand. As a result of the repurchase of the 9% senior

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
subordinated notes, pro forma annual interest expense, which includes amortization of bond premiums, will be reduced by approximately $26,790 and pro forma amortization of debt issue costs will be reduced by approximately $138 on an annual basis. Pro forma net income (loss) would increase by approximately $16,426 and basic and diluted earnings (loss) per share would increase by approximately $0.18. The redemption of the 9% senior subordinated notes has not been reflected in the unaudited pro forma condensed consolidated statement of operations above.”
Executive Officers and Directors, page 67
3.	Comment. Identify each director who is independent, as well as members of applicable committees who are not independent, as required by Item 407 of Regulation S-K.

Response. In response to the Staff’s comment, a footnote has been added to the table on page 67 to identify each director who is independent. In addition, the description of each board committee on pages 69 and 70 has been revised to include the identification of the directors who will initially serve on such committees and whether they are independent.
Compensation Discussion and Analysis, page 71
4.	Comment. Please describe all material elements of the compensation provided to each named executive officer. In particular, please describe how the payment of $618,837 received by Mr. Stock as identified in footnote 5 to the Summary Compensation Table fits into your compensation package or advise. Refer to Item 402(b)(1) of Regulation S-K.

Response. The Company notes the Staff’s comment and respectfully informs the Staff that the material elements of the compensation provided to each named executive officer consists of salary, option awards and non-equity incentive plan compensation as set forth in the Summary Compensation table for the fiscal year ended December 31, 2006 on page 74. The payment of $618,837 to Mr. Stock relating to his profit participation agreement does not relate to a compensation arrangement that will be continued after the offering. In response to the Staff’s comment, a new paragraph has been added as set forth below on page 73 to describe Mr. Stock’s profit participation interest and the Company’s intent to not enter into similar arrangements in the future.

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
“Profit Participation

We entered into an amended and restated profit participation agreement on March 12, 2004 with Mr. Stock, which became effective April 2, 2004 and amends an amended and restated profit participation agreement with Mr. Stock effective May 19, 2002. Under the agreement, Mr. Stock receives a profit interest in two theatres. Mr. Stock received payments totaling $618,837 during the year ended December 31, 2006 under the profit participation agreement. Upon consummation of the offering, we intend to exercise an option to purchase Mr. Stock’s interest in the theatres for a price equal to the greater of (1) stated price reduced by any payments received by Mr. Stock during the term and (2) 49% of adjusted theatre level cash flow multiplied by seven, plus cash and value of inventory associated with the two theatres, minus necessary reserves, minus accrued liabilities and accounts payable associated with the two theatres. As of the date of this prospectus, the price is expected to be approximately $6.9 million. We do not intend for arrangements such as this to be part of our compensation program following the completion of this offering and, as a result, we do not intend to enter into similar arrangements with our executive officers in the future.”

5.	Comment. With regard to each element of compensation, please describe whether discretion can be or has been exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Response. In response to the Staff’s comment, additional disclosures have been added to the sections “Components of Compensation / Base Salary,” “Annual Performance Based Cash Incentive Compensation” and “Long-Term Equity Incentive Compensation” on pages 71 and 72 regarding the discretion that may be exercised by the Board of Directors or compensation committee, as applicable.
Employment Agreements, page 75
6.	Comment. We note that your employment agreements contain provisions providing for payment following termination. Please indicate the basis for selecting particular events as triggering payment. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Response. In response to the Staff’s comment, a new paragraph has been added under the heading Employment Agreements on page 75 to read as follows:

“General

In connection with the MDP Merger, the merger agreement provided that certain employment agreements be executed by Lee Roy Mitchell, Tandy Mitchell, Alan Stock,

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
Robert Copple, Timothy Warner, Robert Carmony, John Lundin and Michael Cavalier as a condition to MDP’s closing of the MDP Merger. The terms of the employment agreements, including the events that trigger any payments upon termination of employment, were negotiated directly between the executives and MDP and the forms of the employment agreements were agreed upon in connection with the MDP Merger.”
Potential Payments upon Termination or Change-in-Control, page 79
7.	Comment. We note that you provide potential payments to each named executive officer for termination by you without cause or by the named executive officer for good reason. However, on pages 75-76 you indicate that different potential payments will be received if terminations occur for other reasons. For example, you indicate that Mr. Mitchell will receive certain other payments if his employment is terminated due to his death or disability, for cause or under a voluntary termination, and for any reason other than for cause or under a voluntary termination. With respect to each named executive officer, please revise to provide the information required by Item 402(j) of Regulation S-K in connection with any termination, including, without limitation, resignation, severance, retirement, a constructive termination or a change in the named executive officer’s responsibilities.

Response. In response to the Staff’s comment, an additional column under the heading Assistance has been added to the table under Potential Payments Upon Termination or Change-in-Control on page 80 as well as an additional Note 3 to such table that reads as follows:

“(3) Lee Roy Mitchell is entitled to receive tax preparation assistance for 5 years following the date of termination. We estimate the cost of such preparation to be approximately $17,300 per year for five years. Messrs Stock, Warner, Copple and Carmony are entitled to use our office space for a period of 3 months following the date of termination. We estimate the amount to be approximately $792 for the use of a 144 square foot office at a rental rate of approximately $22.00 per square foot per annum.”

In addition, a new table under the heading Potential Payments Upon Death or Disability has been added to indicate the amount of payments payable in such circumstances as follows:

“Potential Payments upon Death or Disability

Our employment agreements with the named executive officers will require us to provide compensation to named executive officers in the event of a termination of employment as

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
a result of the death or disability of such named executive officer. The amount of compensation payable to each named executive officer upon such termination is listed in the table below assuming such triggering event occurred on December 31, 2006.

		Most Recent	Medical/	Other	Group	Disability
	Salary	Bonus(1)	Dental	Life	Life	(2)	Total
Lee Roy Mitchell	$381,979	$385,773	$4,864	$—	$648	$2,253	$775,517
Alan W. Stock	226,049	227,698	11,549	—	1,080	2,713	469,089
Timothy Warner	183,308	184,645	9,753	—	1,092	2,130	380,928
Robert Copple	165,059	166,263	11,549	890	1,071	3,120	347,952
Robert Carmony	159,124	160,284	4,864	—	1,080	2,948	328,300

(1) Bonuses were earned in 2006 and paid in March 2007.

(2) Amounts for disability including long-term disability, individual disability income protection insurance and short-term disability. ”
In addition, the following sentence has been added to this discussion on page 80:

“If a named executive officer terminates his employment voluntarily, retires or is terminated for cause, we are only required to pay such named executive officer any accrued unpaid base salary through the date of such termination.”
Director Compensation Table for the Fiscal Year Ended December 31, 2006, page 80
8.	Comment. Please describe the terms of the different compensation arrangement with Mr. Senior. Refer to Item 402(k)(3)(ii) of Regulation S-K.

Response. In response to the Staff’s comment, the paragraph following the Director Compensation table on page 81 has been revised to indicate that the compensation arrangement for Mr. Senior relates to the fact that he is the only member of the Company’s board who is neither an employee of the Company nor an employee of a stockholder with contractual rights to nominate directors. Further, the disclosure has been clarified to indicate that upon completion of the offering, Mr. Senior will receive the same fee and equity based compensation as the members of the board who are neither employees of the Company nor employees of its stockholders with contractual rights to nominate directors. As discussed with the Staff on April 18, 2007, the Company has not yet determined the amount of the fees or equity based compensation, if any, it intends to pay to future directors.

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
Principal and Selling Shareholders, page 82
9.	Comment. We note the additional disclosure you have provided about selling shareholders. As requested in comment 45 from our letter of March 1, 2007, please disclose the nature of any position, office or other material relationship which each selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates.

Response. In response to the Staff’s comment, notes 3, 4, 5, 9 and 11 have been revised, and note 17 has been added, to reference the disclosures elsewhere in the prospectus where the relationships of certain stockholders are described.

10.	Comment. As requested in comment 47 from our letter of March 1, 2007, please identify all material terms of the transactions in which the selling shareholders received their shares, including the transaction price.

Response. In response to the Staff’s comment, notes 2, 3, 9, 13, 14, 15 and 16 identify the transactions pursuant to which the applicable selling stockholders received their shares of stock. As indicated in the notes, the shares beneficially owned by MDCP IV were acquired in connection with the MDP Merger, a description of which (including the transaction price) is set forth under “Prospectus Summary — Madison Dearborn Partners” on page 6. Similarly, the acquisition of shares by Syufy Enterprises, LP pursuant to the Century acquisition is described under “Prospectus Summary — Acquisition of Century Theatres, Inc.” on page 1 and includes the transaction price. As indicated in the notes to the table of Principal and Selling Stockholders, the other selling stockholders acquired their shares from MDCP IV and not from the Company. As indicated in response 9 above, additional disclosure has been added to notes 3 and 9 to refer to the discussions of the transactions with such stockholders discussed elsewhere in the prospectus. Pursuant to discussions with the Staff on April 18, 2007 with the Company, except as indicated in Comment 9 above, no additional disclosure has been added to this section regarding material terms of the transactions in which the selling stockholders received their shares (including the transaction price) because the transactions between selling stockholders and the Company are described (including the transaction price) in other sections as referenced in the footnotes. In addition, the Company confirms that all recent issuances of unregistered securities are described in Part II, Item 15 of the Registration Statement.

11.	Comment. As requested in comment 48 from our letter of March 1, 2007, please confirm that none of the selling shareholders are registered broker-dealers and tell us whether any of the selling shareholders are affiliates of broker-dealers.

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
Response. We have been advised by the selling stockholders that they are not registered broker-dealers or affiliates of broker-dealers.
Note 6 — Investment in National CineMedia LLC (“NCM”), page F-19
12.	Comment. We note that you recognized an equity loss of $1,705 million in NCM in fiscal 2006 that exceeded 10% of consolidated income (loss) from continuing operations before taxes. In view of the material impact of this investment on historical results of operations, please provide summarized historical financial information as to assets, liabilities and results of operations of NCM in accordance with the guidance in Rule 4-08(g) of Regulation S-X and paragraph 20(d) of APBO No. 18 for this equity method investee.

Response. In accordance with discussions with the Staff on April 17, 2007 with the Company, the Company has determined to include National CineMedia, L.L.C.’s audited financial statements for fiscal year ended 2006, pursuant to Regulation S-X Rule 3-09, in the F-pages as “F-74 to F-92” in lieu of providing summary financial data required by Regulation S-X Rule 4-08(g). The financial statements of NCM are audited by Deloitte & Touche LLP. The Company has included appropriate consent from Deloitte & Touche LLP as Exhibit 23.4 to the Registration Statement, as well as updated the Experts language on page 103.
General
13.	Comment. The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

Response. Except as noted in the preceding comments, no additional changes have been made to the financial statements. The Company anticipates that the financial statements included in the Registration Statement will be current as of the anticipated Effective Date for the Registration Statement.

14.	Comment. Please provide a currently dated signed consent from the independent public accountant in the amendment.

Response. Currently dated consents of the independent public accountants are filed with the Amendment as Exhibits 23.1, 23.2 and 23.4.

April 19, 2007
Mr. Max A. Webb, Securities and Exchange Commission
The Company anticipates requesting effectiveness for Monday, April 23, 2007. If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2870.
Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:	Terry M. Schpok, P.C., Partner

	By:	/s/ Terry M. Schpok

Terry M. Schpok, President